SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In April/2018 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		11,726	0.003%	0.001%

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		11,726	0.003%	0.001%

1

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In April/2018, the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Controlling Shareholders
Opening Balance
Securities/	Securities Characteristics (2)			Quantity	Interest %
Derivatives					Same Type/	Total
					Class
Share	Common Share			0	-	-
Share	Class “A” Preferred Share			510	0.00%	0.00%
Transactions in the month
Securities/	Securities Characteristics (2)		Operation	Quantity	Interest %
Derivatives					Same Type/	Total
					Class
Share	Class “A” Preferred Share		Buy	83,732	0.02%	0.01%
Closing Balance
Securities/	Securities Characteristics (2)			Quantity	Interest %
Derivatives					Same Type/	Total
					Class
Share	Common Share			0	-	-
Share	Class “A” Preferred Share			84,242	0.02%	0.01%

2

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In April/2018, no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		0	-	-

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		0	-	-

3

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In April/2018 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		226,334,623	50.11%	28.39%
Share	Class “A” Preferred Share		79,182,498	22.95%	9.93%

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		226,334,623	50.11%	28.39%
Share	Class “A” Preferred Share		79,182,498	22.95%	9.93%

4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.